MYWEB INC.COM
                      Block G, Unit G606, Phileo Damansara
                               No. 9, Jalan 16/11
                    Off Jalan Damansara, 46350 Petaling Jaya
                               Selangor, Malaysia


                                  June 13, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      Registration Statement on Form SB-2
                           Filed October 28, 1999 (Reg. No. 333-89827)

Ladies and Gentlemen:

                  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), MyWeb Inc.com (the "Company") hereby applies to the Securities and Exchange Commission (the "Commission") for the withdrawal of the above-captioned registration statement (the "Registration Statement").

                  The Registration Statement was filed for the purpose of permitting the public resale of shares of the Company's Common Stock held by shareholders of the Company. All of the shares of Common Stock included in the Registration Statement have since become eligible for resale under Rule 144 promulgated under the Securities Act. A number of the holders of these shares have already sold said shares pursuant to the Rule. Therefore, the Company believes that the Registration Statement is no longer necessary in order to facilitate the public resale of such shares.

                  The Company also believes that withdrawal of the Registration Statement under the circumstances set forth above is consistent with the public interest and the protection of investors. It therefore respectfully requests that the Commission consent to such withdrawal.

                                                 Very truly yours,



                                                      /s/ Nin Contreras
                                                  ------------------------------
                                                      Nin Contreras
                                                      CEO